ISSUER FREE WRITING PROSPECTUS

Dated June 11, 2013

Filed Pursuant to Rule 433

Registration No. 333-149899

CAREY WATERMARK INVESTORS INCORPORATED

FREE WRITING PROSPECTUS

Carey Watermark Investors Incorporated (the “Company”) originally filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on March 26, 2008 and the registration statement became effective on September 15, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 30, 2013, and supplements thereto are available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1430259/000104746913005525/a2214962z424b3.htm and http://www.sec.gov/Archives/edgar/data/1430259/000110465913040924/a13-8673_3424b3.htm

Alternatively, the Company or Carey Financial, LLC, the dealer manager participating in the offering, will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-800-WP CAREY.

The article attached as Annex A was originally published in the June 2013 edition of Lodging Magazine. The article reported on certain statements made by Michael Medzigian, CEO of the Company and Chairman and Managing Partner of Watermark Capital Partners, LLC, the parent company of the Company’s subadvisor, solely in his capacity as CEO of the Company and Chairman and Managing Partner of Watermark Capital Partners, LLC.

The article was not prepared or reviewed by the Company prior to publication. Lodging Magazine, the publisher of the article, routinely publishes articles on business news. Lodging Magazine is not affiliated with the Company, and no payment was made nor was any consideration given to Lodging Magazine by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Medzigian represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

FRONT DESK

NEWS, IDEAS, AND INSIGHTS

>>SUCCESS STORY

On the Money

MICHAEL MEDZIGIAN IS TAKING A NUANCED AND MULTI-FACETED APPROACH TO HOTEL REAL

ESTATE — AND IT’S PAYING OFF

BY JESS DOWNEY

Michael Medzigian was something of an anomaly when he first began raising investment funds in the early 1990s. Having graduated from the School of Hotel Administration at Cornell University in 1982 and matriculating directly into hotel operations for Marriott, his background was dramatically different than most of his peers.

“I can’t think of many people in the early 1990s who had been hotel operators and were running big discretionary equity pools that were buying real estate,” Medzigian says. “We were coming out of the horrible downturn, and there were few investors in the real estate industry and not a lot of capital available. So having an operating background 20 years ago and running a big equity firm was rate. Now it’s more commonplace.”

Today, Medzigian is chairman and managing partner of Watermark Capital Partners, a privately held real estate investment management firm, and the president and CEO of Carey Watermark Investors, a non-traded real estate investment trust (REIT). Over the past two decades, he has carved out a niche for himself as a bold investor with a keen ability to read markets and artfully reposition assets.

[Call out on page: “The markets have clearly recovered significantly from where they were, but there are still a lot of under-capitalized owners.”]

[Caption below photo of Michael: FUND RAISER “We don’t invest in the hotel space because I’m a hotel person. We’re money managers looking to generate attractive risk-adjusted returns for our investors.”]

STRATEGY FOR A MELTDOWN

After working for Marriott, Medzigian established a hospitality consulting practice at Deloitte and Touche. Despite the economic havoc wreaked by the S&L crisis, Medzigian steered the practice through the early ‘90s recession. That experience provided him with a road map to turn to when the 2008 economic downturn hit.

He’s sold most of the firm’s assets prior to the downturn as a response to “expensive” assets, so Watermark was well positioned, he says. “When this downturn hit, it had a number of the same underpinnings as the one in the early 1990s,” Medzigian recalls. “We decided we were going to respond to it similarly — we were going to put a significant equity pool in place to take advantage of it, and that’s what we did.” Without the burden of being laden with overpriced assets as transaction activity began to percolate in 2010, Watermark was able to capitalize, investing in under-valued or troubled assets.

The two parts of Medzigian’s company, Watermark Capital Partners and Carey Watermark Investors, are private and public operations, respectively. As a privately held REIT, Watermark has flexibility in what markets to target and how it can structure its deals, Medzigian says. “We are a REIT, but we don’t have a narrow strategy where we only want to be in the top five or six markets,” he says. “We also do joint ventures, and that’s one of the key differentiators between us and other REITs.”

[photo of Hyatt French Quarter with caption that reads:

THE LONG VIEW

In a joint venture with HRI Properties, Watermark Capital did a $17.7 million renovation of this New Orleans property, which is now the Hyatt French Quarter, a luxury hotel with balconies overlooking Bourbon Street.]

FINDING MR. REIT

Few hotel REITs, if any, do joint ventures, he says. Public REITs, which are followed by the analyst community, are hesitant to enter into joint ventures, partly because they can be more difficult to evaluate. “There’s no question that there’s work associate with [joint ventures]. As opposed to just asset management, you have to manage the relationship with your partner,” Medzigian says. “But we believe it’s worth doing the extra work for those additional opportunities that get presented to us. If someone has a real estate situation, and they need a partner to capitalize it or buy an asset, we’ll come in as the majority investor to help them out. Typically REITs don’t do that, though some private equity funds do. We get some of our best opportunities working this way.”

Watermark focuses on balancing two major components in its portfolio growth/income and capital appreciation. The former typically includes high-quality, premium-branded select-service properties in urban market, such as a vertical construction Hilton Garden Inn or Marriott Courtyard. “We like them in urban markets,” he says. “They provide some barriers to entry — it’s a lot tougher to build something new to compete with us in an urban market than it would be in a suburban one.”

The second part of the portfolio — capital appreciation — focuses on complicated full-service assets, which often require market repositioning, brand changes, management changes, and renovations. As one example, Medzigian points to the New Orleans Hyatt French Quarter. Originally built in 1849 as a DH Holms department store, the property was converted to a hotel in 1995. “Post-Katrina, it went through the same struggles as a lot of properties in New Orleans did,” he says. “When we found the opportunity, it was really in need of capital, so we did a $17.7 million renovation to the property, and today it’s an entire city block on Bourbon Street — very different than what it looked like a couple years ago.”

“This was significant construction — little returns over the short term, but over the long term we have a great opportunity to create value.”

Callout on page:

GOOD ADVICE

MEDZIGIAN’S FIVE KEYS TO AN ATTRACTIVE HOTEL ASSET

1 Quality of the real estate Location, quality of the physical structure, brand, overall market presence, visibility, and quality of the physical asset are all part of the evaluation process

2 Keep your competition away Figure out how difficult it would be for someone else to enter your market and compete with you

3 Diversity of demand generators Preferable assets are located in a drive-to-market that has corporate and leisure demands

4 Strong economic fundamentals in the local economy Ideal assets are in cities where people and companies want to move

5 Branding and management A building in a great market with a solid brand and a successful management company will likely get more favorable pricing than on an asset that requires a lot of fixing

CREATIVE CAPITAL

With so many owners and operators still underwater or upside down, there are opportunities for REITs like Medzigian’s to step in and help an asset change its fortunes. Even though the markets continue to improve, industrywide solvency is still a long ways off, he says. “The markets have clearly recovered significantly from where they were, but there are still a lot of under-capitalized owners. There’s still about $1.7 trillion of commercial real estate debt that has the potential to become due between now and 2017,” Medzigian explains. “There are some assets in our portfolio where, in some cases, the owner had no choice — he or she either needed to sell the asset or do a joint venture and raise new equity because they couldn’t refinance the debt on their own.”

According to Medzigian, in commercial real estate, lenders today might be willing to go up to 65 percent loan to value, which means there needs to be significant cash flow in place to cover the debt service payments. If not, there needs to be reworking of the loan structure. “We view ourselves as capital providers. If somebody has a good asset, and they’ve got a capital-structure problem and they are faced with the choice of selling the asset or raising money to get the capital structure on more solid footing, often they’ll want to keep their asset and raise new capital in order to keep it.”

For Medzigian, each asset requires a unique prescription for building value. In some cases, it’s a capital infusion. In others, it’s a buyout and renovation process. But if it will lead to growth/income and capital appreciation, he’s prepared to be creative and do the heavy lifting.

“Hotels are my first love, and it’s where we primarily focus,” he says. “But we don’t invest in the hotel space because I’m a hotel person. We’re money managers, and we’re looking to generate attractive risk-adjusted returns for our investors.”

Call out on bottom of page: $1.7 trillion of commercial real estate debt has the potential to come due between now and 2017. — SOURCE: NEWMARK GRUBB KNIGHT FRANK